

UI
SECURITIES AN. 10035203
Washington, D.C. 20549

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SEC FILE NUMBER
8-44039

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Shore Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Carroll 631-622-3113
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Carroll swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer

Title



Notary Public

BRIAN GOLDBERG
Notary Public, State of New York
No. 01GO6158564
Qualified in Suffolk County
Commission Expires 1/2/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST SHORE PARTNERS, INC.

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
East Shore Partners, Inc.

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February16, 2010

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	153,227
Deposit with clearing organization		100,000
Receivable from clearing organization		185,545
Property and equipment - at cost, net		6,331
Prepaid expenses and other assets		66,401
	$	511,504
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	110,072
Payable to clearing organization		1,084
Commissions payable		75,225
		186,381
Commitments		
Stockholders' equity		
Common stock - $.001 par value; 1,000 shares authorized, 100 shares issued, 70 shares outstanding	$	1
Additional paid-in capital		149,999
Retained earnings		244,657
Treasury stock, 30 shares of common stock in treasury, at cost		(69,534)
		325,123
	$	511,504

See notes to financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 4,429,708
Research/brokerage services	450,546
Interest and dividend income	2,907
Other income	129
	4,883,290
Expenses	
Employee compensation and benefits	3,132,461
Communications and data processing	467,097
Floor brokerage, exchange and clearance fees	344,740
Professional fees	92,386
Occupancy	95,844
Other expenses	532,754
	4,665,282
Net income	$ 218,008

See notes to financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Capital Stock at Par	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2009	$ 1	$ 149,999	$ 774,234	$ 69,534	$ 854,700
Net income	-	-	218,008	-	218,008
Dividends paid	-	-	(747,585)	-	(747,585)
Balance at December 31, 2009	$ 1	$ 149,999	$ 244,657	$ 69,534	$ 325,123

See notes to financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 218,008
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	7,999
Changes in assets and liabilities	
Receivable from clearing broker	(75,609)
Prepaid expenses and other assets	(8,247)
Accounts payable and accrued expenses	(22,036)
Payable to clearing broker	(1,115)
Commissions payable	64,326
Deferred revenue	(31,500)
Net cash provided by operating activities	151,826
Cash flows from financing activities	
Dividends paid	(747,585)
Net decrease in cash and cash equivalents	(595,759)
Cash and cash equivalents, beginning of year	748,986
Cash and cash equivalents, end of year	$ 153,227
Supplemental cash flow disclosures	
Income taxes paid	$ 7,210

See notes to financial statements.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
East Shore Partners, Inc. (the "Company"), is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities and to provide investment research services on a consulting basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk for Cash
The Company's cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Depreciation
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets

Revenue Recognition
Commissions are recorded on a trade date basis as security transactions occur. Revenue for research services are recorded ratably over the term of the consulting agreement.

Income Taxes
The Company has elected to be an "S" Corporation whereby it is not a taxpaying entity for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The shareholders' allocable share of the Company's income or loss is reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

These financial statements were approved by management and are available for issuance on February 16, 2010. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Computer equipment	$ 33,557
Furniture	52,259
	85,816
Less - Accumulated depreciation and amortization	79,485
	$ 6,331

3 - AGREEMENT WITH CLEARING BROKER

The Company entered into an agreement with a clearing broker to act as the Company's agent. Under this agreement, the Company is required to maintain a deposit of $100,000 in either cash, United States Treasury bills, or money market funds. The agreement has no termination date and, unless terminated in accordance with the provisions of such agreement, will continue in perpetuity.

In the normal course of business, the Company indemnifies and guarantees this clearing broker, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4 - STOCK PURCHASE AGREEMENT

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

5 - PROFIT SHARING PLAN

The Company has a profit sharing plan along with a defined contribution pension plan which qualifies under section 401(K) of the Internal Revenue Code. All full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2009, the Company contributed $75,000 to the plan.

6 - COMMITMENTS

The Company is obligated under a non-cancellable operating lease for its office space which expires in April 2017. The lease includes escalation clauses, therefore amounts have been recorded on a straight-line basis with deferred rent included in accounts payable and accrued expenses. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and utilities. Approximate future aggregate minimum rentals are as follows:

Year Ending December 31,	
2010	$ 59,000
2011	92,000
2012	95,000
2013	98,000
2014	101,000
Thereafter	249,000
	$ 635,000

6 - COMMITMENTS (Continued)

In addition, the company is also obligated under a month-to-month lease for a branch office in the amount of $325 per month.

Rent expense for the year ended December 31, 2009 was approximately $79,000.

7 - RELATED PARTY TRANSACTIONS

Commissions payable include amounts payable to shareholders/officers. As of December 31, 2009, amounts owed to shareholders/officers totaled approximately $39,000. For the year ended December 31, 2009, commissions earned by shareholders/officers totaled approximately $1,487,000 and are included in employee compensation and benefits in the statement of income.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $247,391, which was $222,391 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.75 to 1.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

EAST SHORE PARTNERS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of net capital		
Total stockholders' equity	$	325,123
Deductions and/or charges		
Non-allowable assets		
Property and equipment, net		6,331
Prepaid expenses and other assets		66,401
		252,391
Other deductions and/or charges		
Excess deductible on Fidelity bond coverage		5,000
Net capital	$	247,391
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in in aggregate indebtedness	$	186,381
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	12,425
Minimum dollar requirement		25,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	25,000
Excess net capital	$	222,391
Excess net capital at 1,000 percent	$	228,753
Ratio - Aggregate indebtedness to net capital		0.75 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II
EAST SHORE PARTNERS, INC.

STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
East Shore Partners, Inc.

In planning and performing our audit of the financial statements of East Shore Partners, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

East Hanover, New Jersey
February 16, 2010